SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                         --------------------------

                                SCHEDULE 13D
                             (Amendment No. __)

                 Under the Securities Exchange Act of 1934


                               Comdisco, Inc.
-------------------------------------------------------------------------------
                              (Name of Issuer)


                                Common Stock
-------------------------------------------------------------------------------
                       (Title of Class of Securities)


                                200336-10-5
-------------------------------------------------------------------------------
                               (CUSIP Number)

                             Melissa L. Scanlan
                              1212 W. Lill Ave.
                             Chicago, IL 60614
                                773-871-7597

                                  Copy to:
                              John D. Marshall
                            Mayer, Brown & Platt
                             190 S. LaSalle St.
                             Chicago, IL 60603
                                312-701-7129

-------------------------------------------------------------------------------
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                       May 8, 2001 - January 9, 2002
-------------------------------------------------------------------------------
          (Date of Events Which Require Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /



                       (Continued on following pages)

                            (Page 1 of 14 Pages)

CUSIP NO.: 200336-10-5            SCHEDULE 13D

1         NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Melissa L. Scanlan
-------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  |X|
                                                                     (b)  [ ]
-------------------------------------------------------------------------------
3         SEC USE ONLY

-------------------------------------------------------------------------------
4         SOURCE OF FUNDS
          Not Applicable
-------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEM 2(d) or 2(e)                                   [ ]
-------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          Melissa L. Scanlan - USA
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                      186,838
NUMBER OF
SHARES                             --------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY                              11,605,770
EACH
REPORTING                          --------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
                                      186,838

                                   --------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      11,889,770

                                   --------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,076,608
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.95%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

                                                             Page Page 3 of 14

CUSIP NO.: 200336-10-5             SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Victoria Gallegos
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)  |X|
                                                                    (b)  [ ]
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                  [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Victoria Gallegos - USA
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
                                      112,624
NUMBER OF
SHARES                             --------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY                              11,605,770
EACH
REPORTING                          --------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER
                                      112,624
                                   --------------------------------------------
                            10        SHARED VOTING POWER
                                      11,889,770
                                   --------------------------------------------


11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           12,002,394
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                 [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.90%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           IN
-------------------------------------------------------------------------------

CUSIP NO.: 200336-10-5            SCHEDULE 13D

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Dorene Pontikes Trust
-------------------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  |X|
                                                                  (b)  [ ]
-------------------------------------------------------------------------------
3          SEC USE ONLY

-------------------------------------------------------------------------------
4          SOURCE OF FUNDS
           Not Applicable
-------------------------------------------------------------------------------
5          CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(d) or 2(e)                                 [ ]
-------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION
           Illinois
-------------------------------------------------------------------------------
                             7        SOLE VOTING POWER

NUMBER OF                             11,440,650
SHARES                             --------------------------------------------
BENEFICIALLY                 8        SHARED VOTING POWER
OWNED BY
EACH                                  0
REPORTING                          --------------------------------------------
PERSON                       9        SOLE DISPOSITIVE POWER

                                      11,440,650
                                   --------------------------------------------
                            10        SHARED DISPOSITIVE POWER
                                      0
                                   --------------------------------------------

11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           11,440,650
-------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
           CERTAIN SHARES                                                [ ]
-------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           7.53%
-------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON
           OO Trust
-------------------------------------------------------------------------------

Item 1:     Security and Issuer.

This statement on Schedule 13D relates to shares of the common stock, $0.10 par value (the "Shares"), of Comdisco, Inc., a Delaware corporation.

The principal executive offices of Comdisco are located at 6111 North River Road, Rosemont, Illinois 60018.

Item 2:  Identity and Background.

I.   (a) Name:  Melissa L. Scanlan

     (b) Residence or Business Address:  1212 W. Lill Ave.,
                                         Chicago, Illinois 60614

     (c) Present Principal Occupation:  None.

     (d) During the last five years, Ms. Scanlan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, Ms. Scanlan has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Scanlan is a United States citizen.

II.  (a) Name: Victoria Gallegos

     (b) Residence or Business Address:  212 Stein Way,
                                         Orinda, CA  94563

     (c) Present Principal Occupation:  None.

     (d) During the last five years, Ms. Gallegos has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, Ms. Gallegos has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Gallegos is a United States citizen.

III. (a) Name: Dorene Pontikes Trust

     (b) Residence or Business Address:  1212 W. Lill Ave.,
                                         Chicago, Illinois 60614

     (c) Present Principal Occupation:  Not Applicable

     (d) During the last five years the Dorene Pontikes Trust has not been convicted in a criminal proceeding.

     (e) During the last five years, the Dorene Pontikes Trust has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3:    Source and Amount of Funds or Other Consideration.

N/A

Item 4:    Purpose of Transaction.

A.  Formation of Group

Prior to May 8, 2001, the power to vote and direct the disposition of the Shares owned by the Dorene Pontikes Trust and the Non-Exempt Marital Trust formed under the will of Kenneth N. Pontikes (the "NEMT") was held by Nicholas K. Pontikes. Until that time, the Dorene Pontikes Trust was included in a group Schedule 13D and amendments thereto filed by Mr. Pontikes. On May 8, 2001, pursuant to a power of appointment, Mr. Pontikes removed all trustees of the two trusts, including himself, and appointed Ms. Scanlan and Ms. Gallegos trustees of the Dorene Pontikes Trust and as two of three trustees of the NEMT. To vote or dispose of securities in the trusts, the trustees must act by majority vote. Ms. Scanlan and Ms. Gallegos may each be deemed beneficial owners of the holdings of the Dorene Pontikes Trust and the NEMT. Mr. Pontikes retains a right to appoint and remove the trustees of these trusts and thus has a right to acquire voting and dispositive power and therefore may also be deemed to beneficially own the shares held by the trusts.

B.  Sales and Distributions of Shares by the Dorene Pontikes Trust and the NEMT

The Dorene Pontikes Trust and the NEMT have each sold or otherwise disposed of Shares since May 8, 2001. Sales and other distributions subsequent to March 9, 2001 (60 days prior to May 8, 2001, the date on which Ms. Scanlan and Ms. Gallegos became beneficial owners of the shares held by the trusts and the date on which they may be deemed to constitute a group under
Section 13(d)), are set forth on Schedules A and B hereto. All Shares owned by the NEMT have been sold or distributed, and it is expected that the Dorene Pontikes Trust will make additional sales and distributions.

Depending on market conditions and other factors that they may deem material to their investment decisions, Ms. Scanlan, Ms. Gallegos (directly or through the entities for which they hold voting or disposition power) and the Dorene Pontikes Trust reserve the right to purchase additional Shares in the open market or in private transactions or dispose of all or a portion of the Shares any of them now own or hereafter may acquire. Any such future decisions will be made by each of them in light of the then current financial condition and prospects of Comdisco, the market value of the Shares, the financial condition of the transacting person or entity and other relevant factors.

Except as set forth in this Item 4, none of Ms. Scanlan, Ms. Gallegos, or the Dorene Pontikes Trust has any present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D. Each of Ms. Scanlan, Ms. Gallegos, or the Dorene Pontikes Trust, however, reserves the right to adopt such plans or proposals in the future, subject to applicable regulatory requirements, if any.

Item 5:  Interest in Securities of the Issuer.

Each of the calculations in this Item 5 are based on 151,872,990 Shares outstanding as of June 30, 2001, as reported in Comdisco's Quarterly Report in Form 10-Q for the quarter ended on that date.

I.  Melissa L. Scanlan

(a) On May 8, 2001, upon the change in trustees described in Item 4 above, Ms. Scanlan beneficially owned 22,281,090 Shares, representing approximately 14.67% of the total outstanding Shares. Following the transactions described in paragraph (c) below, Ms. Scanlan beneficially owns 12,076,608 Shares, representing approximately 7.95% of the total outstanding Shares.

(b) Ms. Scanlan exercises sole voting and dispositive powers with respect to the following Shares: 163,302 Shares directly held, 14,443 Shares held by the Alexa Scanlan Trust and 9,093 Shares held by the Kellen Scanlan Trust. Ms. Scanlan shares voting and dispositive powers with respect to 165,120 Shares held by the Pontikes Family Foundation and 11,440,650 Shares held by the Dorene Pontikes Trust. Ms. Scanlan has shared dispositive power over 284,000 Shares held in a trust in which she has a remainder interest.

(c) Since March 9, 2001, the Dorene Pontikes Trust and the NEMT sold or otherwise distributed shares as set forth on Schedules A and B attached hereto.

(d)  Not applicable.

(e)  Not applicable.

II.  Victoria Gallegos

(a) On May 8, 2001, upon the change in trustees described in Item 4 above, Ms. Gallegos beneficially owned 22,206,876 Shares, representing approximately 14.62% of the total outstanding Shares. Following the transactions described in paragraph (c) below, Ms. Gallegos beneficially owns 12,002,394 Shares, representing approximately 7.90% of the total outstanding Shares.

(b) Ms. Gallegos exercises sole voting and dispositive powers over 112,624 Shares held by the Victoria Gallegos 1995 Trust. Ms. Gallegos shares voting and dispositive powers with respect to 165,120 Shares held by the Pontikes Family Foundation and 11,440,650 Shares held by the Dorene Pontikes Trust. Ms. Gallegos has shared dispositive power over 284,000 Shares held in a trust in which she has a remainder interest.

(c) Since March 9, 2001, the Dorene Pontikes Trust and the NEMT sold shares as set forth on Schedules A and B attached hereto.

(d)  Not applicable.

(e)  Not applicable.

III.  Dorene Pontikes Trust.

(a) On May 8, 2001, upon the change in trustees described in Item 4 above, the Dorene Pontikes Trust beneficially owned 16,527,255 Shares, representing approximately 10.88% of the total outstanding Shares. Following the transactions in paragraph (c) below, the Dorene Pontikes Trust owns directly 11,440,650 Shares representing approximately 7.53% of the total outstanding Shares.

(b) The power to vote and direct the disposition of the Shares held by the Dorene Pontikes Trust is shared by its trustees. In addition, Mr. Pontikes retains the right to appoint and remove its trustees. See Item 4.

(c) The Dorene Pontikes Trust has sold Shares in open market transactions on the New York Stock Exchange since March 9, 2002, as detailed on Schedule A to this Amendment.

(d)  Not applicable.

(e)  Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as set forth in this Schedule 13D, none of Ms. Scanlan, Ms. Gallegos or the Dorene Pontikes Trust has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Comdisco, including but not limited to transfer or voting of any of the Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or power over the Shares.

Item 7:  Material to be Filed as Exhibits.

Joint Filing Agreement dated January 9, 2002 by and among Melissa L. Scanlan, Victoria Gallegos and the Dorene Pontikes Trust.

                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                      January 9, 2002
                                          --------------------------------------
                                                          (Date)


                                                  /s/  Melissa L. Scanlan
                                          --------------------------------------
                                                        (Signature)


                                                    Melissa L. Scanlan
                                           -------------------------------------
                                                       (Name/Title)

                                 Schedule A

         Sales by the Dorene Pontikes Trust Beginning March 9, 2001

                  Number of Shares         Sale Price
    Sale Date           Sold                per Share
-----------------------------------------------------
   01/02/2002          233,438              $ 0.5004
   12/31/2001          674,250              $ 0.5053
   12/28/2001          300,750              $ 0.5008
   12/21/2001          75,000               $ 0.5000
   11/13/2001          91,650               $ 0.5000
   11/12/2001          86,175               $ 0.5000
   11/02/2001          210,375              $ 0.5000
   10/24/2001          35,175               $ 0.6575
   10/19/2001          139,425              $ 0.7024
   08/14/2001          26,100               $ 1.2000
   08/10/2001          500,000              $ 1.3200
   08/09/2001          500,000              $ 1.3529
   08/08/2001          250,000              $ 1.2400
   08/07/2001          310,200              $ 1.2400
   08/06/2001          100,000              $ 1.2400
   06/07/2001          66,667               $ 2.9000
   06/06/2001          200,000              $ 2.8013
   06/05/2001          200,000              $ 2.6135
   06/04/2001          400,000              $ 2.3974
   05/29/2001          51,800               $ 2.2600
   05/25/2001          14,867               $ 2.2500
   05/22/2001          66,667               $ 2.2700
   05/16/2001          16,667               $ 2.3211
   05/16/2001          133,333              $ 2.3506
   05/15/2001          50,000               $ 2.2822
   05/14/2001          50,000               $ 2.2559
   05/11/2001          50,000               $ 2.3492
   05/10/2001          14,733               $ 2.5000
   05/10/2001          50,000               $ 2.2609
   05/09/2001          50,000               $ 2.5791
   05/09/2001          139,333              $ 2.4771
   05/08/2001          50,000               $ 2.6590
   05/07/2001          50,000               $ 2.7969
   05/04/2001          50,000               $ 2.7875
   05/03/2001          50,000               $ 2.7876
   05/02/2001          50,000               $ 3.2839
   05/01/2001          50,000               $ 3.0095
   04/30/2001          50,000               $ 3.0865
   04/27/2001          50,000               $ 2.7716
   04/26/2001          50,000               $ 2.5137

                                                              Page 11 of 14
                  Number of Shares         Sale Price
    Sale Date           Sold                per Share
-----------------------------------------------------
   04/25/2001          50,000               $ 2.6492
   04/24/2001          50,000               $ 2.8663
   04/23/2001          50,000               $ 3.2408
   04/20/2001          50,000               $ 2.9119
   04/19/2001          50,000               $ 2.0800
   04/18/2001          50,000               $ 1.9900
   04/17/2001          50,000               $ 1.2500
   04/16/2001          50,000               $ 1.4100
   04/12/2001          50,000               $ 1.5500
   04/11/2001          50,000               $ 2.2264
   04/10/2001          50,000               $ 2.5229
   04/09/2001          50,000               $ 2.6850
   04/06/2001          50,000               $ 2.9888
   04/05/2001          50,000               $ 3.2153
   04/04/2001          50,000               $ 3.0000
   04/03/2001          50,000               $ 5.9533
   04/02/2001          50,000               $ 7.5189
   03/30/2001          50,000               $ 7.3977
   03/29/2001          50,000               $ 8.0523
   03/15/2001          666,667             $ 10.7500

                                 Schedule B

        Sales and Distributions by the NEMT Beginning March 9, 2001

                   Number of Shares            Sale Price
    Sale Date            Sold                   per Share
---------------------------------------------------------
    01/09/2002          875,432              Distribution
    01/07/2002          800,000              Distribution
    01/04/2002         1,000,000             Distribution
    01/02/2002          77,812                $   0.5004
    12/31/2001          224,750               $   0.5053
    12/28/2001          100,250               $   0.5008
    12/21/2001          25,000                $   0.5000
    11/13/2001          30,550                $   0.5000
    11/12/2001          28,725                $   0.5000
    11/02/2001          70,125                $   0.5000
    10/24/2001          11,725                $   0.6575
    10/19/2001          46,475                $   0.7024
    08/09/2001          560,000             Distribution
    08/07/2001          290,000             Distribution
    06/12/2001          200,000             Distribution
    06/07/2001          33,333                $   2.9000
    06/06/2001          100,000               $   2.8013
    06/05/2001          100,000               $   2.6135
    06/04/2001          200,000               $   2.3974
    05/29/2001          25,900                $   2.2600
    05/25/2001           7,433                $   2.2500
    05/22/2001          33,333                $   2.2700
    05/16/2001           8,333                $   2.3211
    05/16/2001          66,667                $   2.3506
    05/15/2001          25,000                $   2.2822
    05/14/2001          25,000                $   2.2559
    05/11/2001          25,000                $   2.3492
    05/10/2001           7,367                $   2.5000
    05/10/2001          25,000                $   2.2609
    05/09/2001          25,000                $   2.5791
    05/09/2001          69,667                $   2.4771
    05/08/2001          25,000                $   2.6590
    05/07/2001          25,000                $   2.7969
    05/04/2001          25,000                $   2.7875
    05/03/2001          25,000                $   2.7876
    05/02/2001          25,000                $   3.2839
    05/01/2001          25,000                $   3.0095
    04/30/2001          25,000                $   3.0865
    04/27/2001          25,000                $   2.7716
    04/26/2001          25,000                $   2.5137

                   Number of Shares           Sale Price
    Sale Date            Sold                  per Share
---------------------------------------------------------
    04/25/2001          25,000                $   2.6492
    04/24/2001          25,000                $   2.8663
    04/23/2001          25,000                $   3.2408
    04/20/2001          25,000                $   2.9119
    04/19/2001          25,000                $   2.0800
    04/18/2001          25,000                $   1.9900
    04/17/2001          25,000                $   1.2500
    04/16/2001          25,000                $   1.4100
    04/12/2001          25,000                $   1.5500
    04/11/2001          25,000                $   2.2264
    04/10/2001          25,000                $   2.5229
    04/09/2001          25,000                $   2.6850
    04/06/2001          25,000                $   2.9888
    04/05/2001          25,000                $   3.2153
    04/04/2001          25,000                $   3.0000
    04/03/2001          25,000                $   5.9533
    04/02/2001          25,000                $   7.5189
    03/30/2001          25,000                $   7.3977
    03/29/2001          25,000                $   8.0523
    03/15/2001          333,333               $  10.7500

                           JOINT FILING AGREEMENT

       The undersigned parties hereby agree that the Schedule 13D filed herewith (and any amendments thereto) relating to the common stock of Comdisco, Inc. is being filed jointly on behalf of each of them with the Securities and Exchange Commission pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and hereby authorize either Melissa L. Scanlan or Victoria Gallegos to execute such Schedule 13D and any amendments thereto.



January 9, 2002   /s/  Melissa L. Scanlan
                  -----------------------------------------------------
                  Melissa L. Scanlan



                  /s/  Victoria Gallegos
                  -----------------------------------------------------
                  Victoria Gallegos



                  DORENE PONTIKES TRUST



                  By:  /s/  Melissa L. Scanlan
                       ---------------------------------------------
                       Melissa L. Scanlan, Trustee